Exhibit 99.2

Non-IFRS Financial Measure

We use adjusted profit, which is a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted profit helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit for the year. We believe that adjusted profit provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted profit should not be considered in isolation or construed as an alternative to operating profit, profit or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted profit and the reconciliation to its most directly comparable IFRS measure. Adjusted profit presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted profit represents profit excluding amortization of intangible and other assets resulting from acquisitions, share-based compensation expenses, share-based payments in respect of the issuance of ordinary shares to music label partners, net losses/gains from investments, fair value changes arising from investments and income tax effects. The table below sets forth a reconciliation of our profit to adjusted profit indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
		(in millions, except for share and per share data)
Profit for the year/period	1,319	1,832	3,977	571	1,914	1,829	259
Adjustments:
Amortization of intangible and other assets arising from acquisitions (1)	329	306	362	52	180	187	26
Share-based compensation expenses	384	487	519	75	253	276	39
Share-based payments in respect of issuance of ordinary shares to music label partners(2)	—	1,519	—	—	—	—	—
(Gains)/losses from investments(3)	(70)	52	79	11	(1)	(19)	(3)
Fair value change on puttable shares(4)	—	35	37	5	18	19	3
Income tax effects(5)	(58)	(57)	(71)	(10)	(35)	(34)	(5)

Adjusted profit for the year/period	1,904	4,174	4,903	704	2,329	2,258	320

Attributable to
Non-IFRS equity holders of the Company	1,911	4,175	4,908	705	2,329	2,255	319
Non-controlling interests	(7)	(1)	(5)	(1)	0	3	0
Earnings per share for Class A and Class B ordinary shares
Basic	0.74	1.36	1.50	0.22	0.72	0.68	0.10
Diluted	0.72	1.32	1.47	0.21	0.70	0.67	0.10
Shares used in earnings per Class A and Class B ordinary share computation
Basic	2,593,157,207	3,076,314,670	3,272,754,403	3,272,754,403	3,250,730,997	3,308,207,122	3,308,207,122
Diluted	2,639,466,412	3,159,220,888	3,347,572,338	3,347,572,338	3,336,152,109	3,350,000,985	3,350,000,985
Earnings per ADS(6)
Basic	—	2.71	3.00	0.43	1.43	1.36	0.19
Diluted	—	2.64	2.93	0.42	1.40	1.35	0.19
ADS used in earnings per ADS computation
Basic	—	1,538,157,335	1,636,377,201	1,636,377,201	1,625,365,498	1,654,103,561	1,654,103,561
Diluted	—	1,579,610,444	1,673,786,169	1,673,786,169	1,668,076,055	1,675,000,493	1,675,000,493

Notes:

(1)	Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions.
(2)	Represents the excess of the then fair value of the ordinary shares we issued to certain investors over the aggregate consideration we received in October 2018.
(3)

Including the net (gains)/ losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments

(4)	Represents the fair value changes on the put liability of certain shares issued in 2018.
(5)	Represents the income tax effects of amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions.
(6)	Each ADS represents two of our Class A ordinary shares.

Set forth below is a discussion of our unaudited statements of operations data for the six months ended June 30, 2019 and 2020.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Revenues

Our revenues increased by 13.8% from RMB11,634 million for the six months ended June 30, 2019 to RMB13,243 million (US$1,874 million) for the six months ended June 30, 2020.

Online music services

Our revenues generated from online music services increased by 34.7% from RMB3,167 million for the six months ended June 30, 2019 to RMB4,265 million (US$604 million) for the six months ended June 30, 2020, mainly driven by strong growth in music subscription revenues, supplemented by growth in sales of digital albums and advertising service revenues, which was offset by a decrease in sublicensing revenues.

Our revenues generated from music subscriptions increased by 67.2% from RMB1,508 million for the six months ended June 30, 2019 to RMB2,521 million (US$357 million) for the six months ended June 30, 2020, which was mainly attributable to the increase in the number of paying users and the monthly ARPPU due to the success of our pay-for-streaming model as we continued to cultivate our users’ willingness to pay for premium music content with improved paying user retention. From the second quarter of 2019 to the second quarter of 2020, the number of paying users increased by 51.9%, from 31.0 million to 47.1 million and the monthly ARPPU increased by 8.1%, from RMB8.6 to RMB9.3 (US$1.3).

Social entertainment services and others

Our revenues generated from social entertainment services and others increased by 6.0% from RMB8,467 million for the six months ended June 30, 2019 to RMB8,978 million (US$1,271 million) for the six months ended June 30, 2020. The number of paying users of our social entertainment services increased by 11.6% from approximately 11.2 million for the second quarter of 2019 to 12.5 million for the second quarter of 2020, and the ARPPU of our social entertainment services decreased by 2.6% over the same period, primarily due to the impact from the outbreak of COVID-19 and adjustments to certain interactive features in live streaming.

Cost of revenues

Our cost of revenues increased by 18.7% from RMB7,660 million for the six months ended June 30, 2019 to RMB9,096 million (US$1,287 million) for the six months ended June 30, 2020, primarily driven by increases in service costs by 18.0% from RMB6,878 million for the six months ended June 30, 2019 to RMB8,116 million (US$1,149 million) for the six months ended June 30, 2020. The increase in service costs was primarily due to higher revenue sharing fees to strengthen our platforms’ competitiveness, as well as increased content costs related to higher digital album sales, purchase of variety show contents, and investment in new products and content offerings such as long-form audios.

Other cost of revenues increased by 25.3% from RMB782 million for the six months ended June 30, 2019 to RMB980 million (US$139 million) for the six months ended June 30, 2020, which was primarily attributable to higher payment channel fees, agency fees, and bandwidth expense.

Gross profit

As a result of the foregoing, our gross profit increased by 4.4% from RMB3,974 million for the six months ended June 30, 2019 to RMB4,147 million (US$587 million) for the six months ended June 30, 2020. Our gross margin decreased from 34.2% for the six months ended June 30, 2019 to 31.3% for the six months ended June 30, 2020. The slight decrease in gross margin was mainly attributable to higher revenue sharing fees, which resulted from additional incentives offered to live streaming performers and increase in revenue sharing ratio to online karaoke performers, as well as the impact from increased investment in new products and content offerings such as long-form audios.

Operating expenses

Our operating expenses increased by 18.0% from RMB2,089 million for the six months ended June 30, 2019 to RMB2,465 million (US$349 million) for the six months ended June 30, 2020.

Selling and marketing expenses

Our selling and marketing expenses increased by 24.3% from RMB853 million for the six months ended June 30, 2019 to RMB1,060 million (US$150 million) for the six months ended June 30, 2020, which was primarily due to increased spending to promote existing products to strengthen our products’ competitiveness and in promoting our new product and content offerings such as long-form audio, Kugou Changchang and TME Live. Such new offerings were still ramping up in terms of revenue generation as we incurred material initial investments in promoting them for future growth.

General and administrative expenses

Our general and administrative expenses increased by 13.7% from RMB1,236 million for the six months ended June 30, 2019 to RMB1,405 million (US$199 million) for the six months ended June 30, 2020, primarily due to our increased investment in research and development in new products to expand our competitive advantages in product and technology innovations.

Interest income

Our interest income was RMB327 million (US$46 million) for the six months ended June 30, 2020, as compared to RMB288 million for the six months ended June 30, 2019. The increase was primarily due to increased balances of our cash and cash equivalents and term deposits.

Other gains, net

Our other gains, net, were RMB145 million (US$21 million) for the six months ended June 30, 2020, as compared to other gains, net, of RMB59 million for the six months ended June 30, 2019. The increase was mainly attributable to tax rebate received during the year and gains on disposal of a subsidiary.

Operating profit

As a result of the foregoing, our operating profit for the period decreased by 3.5% to RMB2,154 million (US$305 million) for the six months ended June 30, 2020 from RMB2,232 million for the six months ended June 30, 2019. Operating margin decreased to 16.3% for the six months ended June 30, 2020 from 19.2% for the six months ended June 30, 2019. The decreased was mainly due to the decrease in gross margin and increase in selling and marketing expenses.

Income tax expense

We had an income tax expense of RMB271 million for the six months ended June 30, 2019 and RMB269 million (US$38 million) for the six months ended June 30, 2020. Our effective tax rate was 12.8% in the first half of 2020, as compared to 12.4% in the first half of 2019.

Profit for the period

As a result of the foregoing, our profit for the period decreased from RMB1,914 million for the six months ended June 30, 2019 to RMB1,829 million (US$259 million) for the six months ended June 30, 2020.

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and contributions from shareholders. As of June 30, 2020, we had RMB11,776 million (US$1,667 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

On December 17, 2019, we announced a share repurchase program under which we may repurchase up to $400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019. In March and up to the date of this prospectus, we have repurchased ADSs from the open market for an aggregate amount of approximately US$19 million in cash pursuant to the share repurchase program.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds from this offering and the net proceeds we received from our initial public offering in December 2018. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations.

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	2,500	5,632	6,200	891	2,815	2,505	355
Net cash used in investing activities	(483)	(1,190)	(8,102)	(1,164)	(850)	(6,168)	(873)
Net cash generated from/(used in) financing activities	99	7,741	(31)	(4)	5	(156)	(22)

Net increase/(decrease) in cash and cash equivalents	2,116	12,183	(1,933)	(278)	1,970	(3,819)	(541)

Cash and cash equivalents at beginning of the year/period	3,071	5,174	17,356	2,493	17,356	15,426	2,183
Exchange differences on cash and cash equivalents	(13)	(1)	3	—	24	169	24

Cash and cash equivalents at end of the year/period	5,174	17,356	15,426	2,216	19,350	11,776	1,667

Operating activities

Net cash generated from operating activities was RMB2,505 million (US$355 million) in the six months ended June 30, 2020. The difference between our profit before income tax of RMB2,098 million (US$297 million) and the net cash generated from operating activities was mainly due to (i) depreciation and amortization of RMB362 million (US$51 million); (ii) the increase in accounts payable of RMB295 million (US$42 million); (iii) non-cash share-based compensation expense of RMB276 million (US$39 million); and (iv) the decrease in accounts receivables of RMB203 million (US$29 million), partially offset by (i) the income tax paid of RMB370 million (US$52 million); (ii) the increase in other operating assets of RMB253 million (US$36 million)) and (iii) the decrease in other operating liabilities of RMB173 million (US$24 million).

Net cash generated from operating activities was RMB2,815 million for the six months ended June 30, 2019. The difference between our profit before income tax of RMB2,185 million and the net cash generated from operating activities was mainly due to (i) the increase in accounts payable of RMB594 million; (ii) the increase in other operating liabilities of RMB399 million; and (iii) depreciation and amortization of RMB233 million, partially offset by (i) the income tax paid of RMB292 million; and (ii) the increase in accounts receivables of RMB205 million.

Investing activities

Net cash used in investing activities was RMB6,168 million (US$873 million) in the six months ended June 30, 2020, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB15.0 billion (US$2.1 billion); (ii) payments for investment in UMG of RMB1.53 billion (US$216 million), (iii) purchase of financial asset of RMB785 million (US$111 million), (iv) payment for business combination of RMB240 million (US$34 million), (v) purchase of intangible assets of RMB235 million (US$33 million); and (iii) our purchases of property, plant and equipment of RMB65 million (US$9 million), partially offset by receipt from maturity of term deposits with initial terms of over three months of RMB12.0 billion (US$1.7 billion).

Net cash used in investing activities was RMB850 million for the six months ended June 30, 2019, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB4.0 billion; (ii) payments for acquisition of investments accounted for using equity method of RMB248 million; (iii) purchase of intangible assets of RMB51 million; and (iv) purchase of property, plant and equipment of RMB25 million, partially offset by receipt from maturity of term deposits with initial terms of over three months of RMB3.4 billion.

Financing activities

Net cash used in financing activities in the six months ended June 30, 2020 was RMB156 million (US$22 million), which was mainly due to (i) payment for repurchase of ordinary shares of RMB134 million (US$19 million); (ii) payment for lease liabilities of RMB42 million (US$6 million); (iii) share withheld for share award schemes of RMB18 million (US$3 million), partially offset by the proceeds from exercise of share options of RMB42 million (US$6 million).

Net cash generated from financing activities for the six months ended June 30, 2019 was RMB5 million, which was mainly due to the proceeds from exercise of share options and issuance of ordinary shares of RMB39 million, partially offset by (i) payment for acquisition of non-controlling interests in non-wholly-owned subsidiaries of RMB19 million; and (ii) payment for lease liabilities of RMB18 million.

Capital expenditures

Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment and intangible assets. Our capital expenditures were RMB76 million and RMB300 million (US$42 million), in the six months ended June 30, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and net proceeds from this offering and our initial public offering in December 2018. We will continue to make capital expenditures to meet the expected growth of our business.